Translation Group Inc.
311 S Division Street
Carson City, Nevada 89703-4202

February 15, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

Re: Translation Group Inc.- Registration Statement on Form S-1
    File No. 333-185580

Dear: Catherine T. Brown

In response to your letter dated January 18, 2013 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

PLEASE REVISE YOUR DISCLOSURE THROUGHOUT YOUR FILING TO STATE THAT YOU ARE A SHELL COMPANY, AS IT APPEARS FROM YOUR DISCLOSURE THAT YOU HAVE BOTH NOMINAL OPERATIONS AND NO ASSETS. REFER TO RULE 405 OF REGULATION C. ADDITIONALLY, PLEASE DISCLOSE THE CONSEQUENCES OF THAT STATUS, SUCH AS THE RESTRICTIONS ON YOUR ABILITY TO USE REGISTRATION STATEMENTS ON FORM S-8, THE LIMITATIONS ON THE ABILITY OF YOUR SECURITY HOLDERS TO USE RULE 144 AND THE POTENTIAL REDUCED LIQUIDITY OR ILLIQUIDITY OF YOUR SECURITIES. ALSO, PLEASE ADD A RELATED RISK FACTOR. ALTERNATIVELY, TELL US WHY YOU DO NOT BELIEVE YOU ARE A SHELL COMPANY AS DEFINED BY RULE 405 OF REGULATION C.

Response: The Registrant does not believe that it is a shell company under Rule 405 of Regulation C. Rule 405 of Regulation C defines a shell company as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Registrant does not believe that it can be classified as a shell company because of the following activities it has undertaking: From inception, the Registrant's management has devoted a significant amount of time to the development of the Registrant's business. In furtherance of the Registrant's planned business, the Registrant's management developed a business plan, investigated the demand for online translations services, executed agreement with a translation company as stated in the S-1 and purchased web site domain:
(www.translation-group.com), launched this web website. Also, the registrant generated $1000 revenue from a translation service. Having undertaking the above activities, the Registrant does not believe that it can be classified as having "no or nominal operations" and therefore does not classify itself as a shell company.
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COMMENT: 2

YOUR DISCLOSURE INDICATES THAT YOU ARE A DEVELOPMENT STAGE COMPANY THAT INTENDS TO ENGAGE IN THE BUSINESS OF TRANSLATION SERVICES. WE ALSO NOTE THAT YOU HAVE NOT CONDUCTED ANY OPERATIONS AND HAVE NOT EARNED ANY REVENUE FROM THE BUSINESS PLAN DESCRIBED IN THE PROSPECTUS. ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT TO COMPLY WITH RULE 419 OF REGULATION C OR PROVIDE US WITH YOUR ANALYSIS FOR WHY RULE 419 DOES NOT APPLY TO THIS OFFERING. IN EITHER CASE, PLEASE REVISE YOUR DISCLOSURE TO STATE WHETHER OR NOT YOU HAVE ANY PLANS, ARRANGEMENTS, COMMITMENTS OR UNDERSTANDINGS TO ENGAGE IN A MERGER WITH OR ACQUISITION OF ANOTHER COMPANY.

Response: We do not believe that Rule 419 of regulation C applies to us due to the following activities we have undertook from inception: Management developed a business plan; investigated the demand for online translations services; executed agreement with a translation company as stated in the S-1; purchased web site domain www.translation-group.com; launched this web website. Also we have received $1000 in fees for translation service.

Additionally we have stated that we have do not have any plans, arrangements, commitments or understandings to engage in a merger with or acquisition of another company.

COMMENT: 3

PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

Response: We haven't provided any materials to institutional investors and have no intention of doing so. In addition there are no research reports about us.

REGISTRATION STATEMENT COVER PAGE

COMMENT: 4

PLEASE NOTE THAT THERE APPEARS TO BE A MORE SPECIFIC PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE CORRESPONDING TO YOUR BUSINESS THAN THE ONE YOU HAVE SELECTED. PLEASE REVISE TO INDICATE CODE 7389.

Response: We have revised our Primary Standard Industrial Classification Code to 7389.

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PROSPECTUS COVER PAGE

COMMENT: 5

PLEASE PROVIDE THE COMMISSION LEGEND REQUIRED BY ITEM 501(B)(7) OF REGULATION
S-K.

Response: We have provided commission legend required by Item 501(b)(7) of Regulation S-K:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS SUMMARY, PAGE 3

COMMENT: 6

WE NOTE THAT ON PAGE 3 YOU INDICATE THAT YOUR "PRINCIPAL EXECUTIVE OFFICES ARE
LOCATED AT 311 S DIVISION STREET . . . .", YET ON PAGE 22 YOU INDICATE THAT THIS
ADDRESS IS PROVIDED TO YOU BY AN INCORPORATION SERVICES PROVIDER. ADDITIONALLY, YOU STATE ON PAGE F-7 THAT "[T]HE COMPANY'S HEADQUARTERS ARE LOCATED IN THE UNITED KINGDOM." PLEASE REVISE THIS DISCLOSURE TO THE EXTENT YOUR PRINCIPAL EXECUTIVE MAY NOT ACTUALLY MAINTAIN AN OFFICE AT THAT ADDRESS AND CHARACTERIZE THIS LOCATION APPROPRIATELY.

Response: We have revised to replace "principal executive offices' with "US mailing address".

RISK FACTORS, PAGE 5

COMMENT: 7

WE NOTE THAT YOUR INDEPENDENT ACCOUNTING FIRM HAS EXPRESSED SUBSTANTIAL DOUBT ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN. PLEASE INCLUDE THIS AS A RISK FACTOR UNDER A SEPARATE RISK FACTOR HEADING AND PROVIDE AN ESTIMATE AS TO THE AMOUNT OF CAPITAL YOU WILL NEED TO CONTINUE AS A GOING CONCERN OVER THE NEXT 12 MONTHS. PLEASE ALSO DISCUSS THIS ESTIMATE IN YOUR PROSPECTUS SUMMARY AND MANAGEMENT'S DISCUSSION AND ANALYSIS SECTIONS.

Response: We have added following risk factor:

We have accrued net losses of $170 for the period from our inception on August 28, 2012 through October 31, 2012, and have no revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operation. Further, the finances required to fully develop our plan cannot be predicted with any certainty and may exceed any estimates we set forth. These factors raise substantial doubt that we will be able to continue as a going concern. MaloneBailey LLP our independent registered public accountant, has expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise funds. If we fail to

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raise sufficient capital, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment. You should consider our independent registered public accountant's comments when determining if an investment in Translation Group Inc. is suitable.

We will require a minimum funding of approximately $25,000 to conduct our proposed operations for a minimum period of one year including costs associated with maintaining our reporting status with the SEC.

Also, we have discussed estimate the amount of capital we will need to conduct our 12th month plan of operations in our Prospectus Summary and Management's Discussion and Analysis sections.

COMMENT: 8

WE NOTE THAT YOU HAVE NOT DISCLOSED THAT YOUR SOLE OFFICER AND DIRECTOR HAS ANY PROFESSIONAL EXPERIENCE WITH E-COMMERCE OR ONLINE SALES. PLEASE ADD A RISK FACTOR ADDRESSING THIS RISK TO YOUR BUSINESS.

Response: We have added a risk factor that our sole director has no professional experience with e-commerce or online sales.

4.OUR TRANSLATORS WILL NEED GOOD SKILLS IN DIFFERENT TRANSLATIONS FIELDS . . ., PAGE 6

COMMENT: 9

WE NOTE THAT THE HEADING OF THIS RISK FACTOR EXPRESSES A BUSINESS REQUIREMENT. PLEASE REVISE THIS HEADING AND THE TEXT OF THE RISK FACTOR TO DESCRIBE THE ASSOCIATED RISK TO YOUR BUSINESS.

Response: We have revised the heading and the text of the risk factor to describe the associated risk to our business as follows:

We will have to find and retain skilled translators in various translations fields:(commercial, medical ,technical fields, legal documents, etc.).

Many small translation businesses struggle because they only offer simple translation services and do no specialize in many fields. In order to make sure we retain our clientele we will have to offer translation services in various fields. If we are not able to retain skilled translators who can accommodate our clients in many different fields of translation, we may loose the future business of these clients. Consequently, our profits will be negatively affected and we may fail.

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7. WE HAVE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE, PAGE 6

COMMENT: 10

PLEASE REVISE TO SPECIFY THE CHANGING TECHNOLOGIES REFERENCED IN THIS RISK
FACTOR.

Response: We have specified the risk factor as follows:

The number of users accessing the Internet through devices other than personal computers, including mobile telephones and hand-held devices, has increased in recent years. If we are slow to develop products and technologies that are more compatible with non-PC communications devices, or if the products and services we develop for people accessing the Internet through non-PC communication devices do not meet their needs, we may not be successful in capturing a significant share of this increasingly important market for media and other services. Our failure to adapt rapidly changing technologies would likely lead to substantial reduction in the fees we would be able to charge versus our competitors who have more rapidly adopted improved technology. Any reduction of fees would adversely impact our revenue.

11. THERE IS NO MINIMUM OFFERING AMOUNT . . ., PAGE 7

COMMENT: 11

WE NOTE YOUR DISCLOSURE IN THE SIXTH AND SEVENTH SENTENCES OF THIS RISK FACTOR REGARDING THE RISK THAT YOUR SOLE OFFICER AND DIRECTOR MAY MISAPPROPRIATE YOUR OFFERING PROCEEDS FOR HER OWN USE. IT APPEARS THAT THIS RISK FACTOR DESCRIBES CIRCUMSTANCES THAT COULD APPLY EQUALLY TO OTHER BUSINESSES THAT ARE SIMILARLY SITUATED. PLEASE EITHER ELIMINATE THIS GENERIC RISK, OR REVISE TO STATE SPECIFIC MATERIAL RISKS TO YOUR COMPANY OR TO THE PURCHASERS IN THIS OFFERING. IN THIS REGARD, WE NOTE YOUR DISCLOSURE ON PAGE 23 THAT YOUR SOLE OFFICER AND DIRECTOR HAS NOT BEEN SUBJECT TO ANY OF THE EVENTS SET FORTH IN ITEM 401(F) OF REGULATION S-K.

Response: We have eliminated this generic risk.

12. WE ARE A SMALL START-UP BUSINESS . . ., PAGE 7

COMMENT 12

WE NOTE THAT YOU DISCLOSE YOU HAVE ONE EMPLOYEE IN THIS RISK FACTOR, AND THAT YOU HAVE NO EMPLOYEES ON PAGE 12. PLEASE REVISE YOUR DISCLOSURE TO CORRECT OR EXPLAIN ANY INCONSISTENCIES.

Response: We have revised as follows:
12. We are a small start-up business with sole officer and director, who will be devoting limited time to our operations.

14. IF WE ARE UNABLE TO MAINTAIN FAVORABLE TERMS . . ., PAGE 8

COMMENT: 13

PLEASE EXPLAIN HOW A "DECREASE IN FUTURE MERCHANT GROWTH" RELATES TO THE RISK FACTOR YOU IDENTIFIED.

Response: We have revised as follows:

Decrease in number of translators who will use our service would have an adverse effect on our business, financial condition and results of operation.

15. GOVERNMENT REGULATION OF THE INTERNET . . ., PAGE 8

COMMENT: 14

PLEASE ADDRESS HOW YOUR SPECIFIC BUSINESS MAY BE AFFECTED BY "GENERAL BUSINESS REGULATIONS AND LAWS AS WELL AS REGULATIONS AND LAWS SPECIFICALLY GOVERNING THE INTERNET AND E-COMMERCE."

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Response: We have added following disclosure:

We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce including user privacy policies, product pricing policies, Web site content and general consumer protection laws. We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices.

RISKS ASSOCIATED WITH THIS OFFERING, PAGE 9

22. BECAUSE WE DO NOT HAVE AN ESCROW OR TRUST ACCOUNT . . . , PAGE 10

COMMENT: 15

WE NOTE THAT RISK FACTORS 22 AND 11 REPEAT THE SAME INFORMATION. PLEASE REVISE YOUR DISCLOSURE TO MINIMIZE REPETITION.

Response: We have deleted risk factor 22.

25. WE WILL NOT BE REQUIRED TO PROVIDE MANAGEMENT'S ASSESSMENT OF OUR ANNUAL . . .. ., PAGE 11

COMMENT: 16

WE NOTE THAT THE HEADING OF RISK FACTOR 25 STATES THAT YOU ARE NOT REQUIRED TO PROVIDE MANAGEMENT'S ASSESSMENT OF YOUR ANNUAL REPORT. THE BODY OF THIS RISK FACTOR INDICATES THAT YOU WILL NOT HAVE TO PROVIDE AN ATTESTATION REPORT OF YOUR INDEPENDENT REPORTING PUBLIC ACCOUNTING FIRM FOR AS LONG AS YOU ARE A SMALLER REPORTING COMPANY. THE RISK THAT YOU ARE ADDRESSING IS UNCLEAR FROM THESE DISCLOSURES. IF YOU INTEND TO CONVEY THAT A NEWLY PUBLIC COMPANY NEED NOT PROVIDE MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING IN ITS FIRST ANNUAL REPORT AND TO DESCRIBE THE RISK TO INVESTORS RESULTING FROM THE LACK OF SUCH MANAGEMENT REPORT IN YOUR FIRST FORM 10-K, PLEASE REVISE TO CLARIFY THIS. ALTERNATIVELY, IF YOU MEANT TO STATE THAT YOU WILL NOT BE REQUIRED TO PROVIDE YOUR AUDITORS' ATTESTATION REPORT ON INTERNAL CONTROLS OVER FINANCIAL

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REPORTING UNLESS YOU BECOME AN ACCELERATED FILER OR A LARGE ACCELERATED FILER
AND TO DESCRIBE THE RISK TO INVESTORS RESULTING FROM THE LACK OF YOUR AUDITORS' ATTESTATION REPORT, PLEASE REVISE TO STATE THAT. REFER TO ITEM 308 OF REGULATION S-K.

Response: We have revised our risk factor 25.

USE OF PROCEEDS, PAGE 12

COMMENT: 17

YOU INDICATE ELSEWHERE IN YOUR FILING THAT YOU ANTICIPATE OVER THE NEXT 12 MONTHS THE COST OF BEING A REPORTING PUBLIC COMPANY WILL BE APPROXIMATELY $10,000. IT IS UNCLEAR FROM YOUR DISCLOSURES WHETHER YOU EXPECT TO FUND THAT $10,000 ANTICIPATED COST WITH THE PROCEEDS FROM THIS OFFERING. YOU STATE ON PAGE 18 THAT IF YOU RECEIVE GROSS PROCEEDS OF $66,000, IT WILL LIKELY ALLOW YOU TO OPERATE FOR AT LEAST ONE YEAR AND COVER THE MATERIAL COSTS OF BECOMING A PUBLICLY REPORTING COMPANY. HOWEVER, YOU DO NOT APPEAR TO HAVE INCLUDED THE ANTICIPATED $10,000 COST OF BEING A PUBLIC COMPANY WITHIN THIS TABULAR PRESENTATION OF THE EXPECTED USE OF PROCEEDS FROM THIS OFFERING. PLEASE REVISE THIS TABULAR DISCLOSURE OF THE EXPECTED USE OF PROCEEDS AND THE NARRATIVE DISCLOSURES THROUGHOUT YOUR FILING, AS NEEDED, TO CLARIFY HOW YOU EXPECT TO FUND THE ANTICIPATED $10,000 COST OF BEING A PUBLIC COMPANY.

Response: We have clarified that Legal and accounting fees in fact are the costs of being a reporting public company. We have corrected $10,000 to $11,000 throughout our registration statement.

DILUTION, PAGE 13

COMMENT: 18

IT APPEARS THAT THE DILUTION TO INVESTORS IF $25,000 IS RAISED SHOULD BE $0.0152. PLEASE REVISE AS NECESSARY.

Response: We have revised that the dilution to investors if $25,000 is raised will be $0.0152.

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 14

COMMENT: 19

THE LAST SENTENCE IN THE THIRD PARAGRAPH IN THIS SECTION STATES "ALTHOUGH WE HAVE NO ASSETS, WE HAVE OUR FIRST CONTRACT AND HAVE COMMENCED OPERATIONS." PLEASE EXPLAIN THIS SENTENCE AS IT CONTRADICTS THE OTHER DISCLOSURES IN YOUR FILING. IF YOU HAVE COMMENCED OPERATIONS, PLEASE REVISE THE OTHER DISCLOSURES IN YOUR FILING, SUCH AS RISK FACTOR NUMBER 1 ON PAGE 5 WHICH INDICATES THAT YOU HAVE NOT COMMENCED BUSINESS OPERATIONS. IF THE CONTRACT YOU ARE REFERRING TO IS THE AK NORT TRANSLATION AGENCY AGREEMENT, PLEASE PROVIDE DISCLOSURE SIMILAR TO THAT ON PAGE 21 HERE. ALSO, STATE WHETHER YOU EXPECT TO GENERATE ANY REVENUES DURING THE ONE YEAR TERM OF THE CONTRACT AND IF SO, DISCUSS HOW YOU CAME TO THAT CONCLUSION. FURTHERMORE, SINCE YOU HAVE $5,100 IN CASH AT YEAR END, YOU DO HAVE ASSETS. PLEASE REVISE THAT PORTION OF THE SENTENCE AT A MINIMUM.

Response: We have revised disclosures throughout our prospectus that we commenced business operations.

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
If the contract you are referring to is the AK Nort Translation Agency Agreement, please provide disclosure similar to that on page 21 here We have provided AK Nort Translation Agency contract disclosure at Management's Discussion and Analysis on page 14. Additionally, we have revised risk factor number 1 on page 5

DESCRIPTION OF BUSINESS, PAGE 19

COMMENT: 20

PLEASE REVISE THROUGHOUT YOUR PROSPECTUS TO DISCLOSE THE GEOGRAPHIC MARKET(S) IN WHICH YOU CURRENTLY PLAN TO CONDUCT OPERATIONS AND MARKET YOUR SERVICES. REFER TO ITEM 101(H)(4)(I) OF REGULATION S-K.

Response: We have revised throughout our prospectus to disclose the geographic market(s) in which we plan to conduct operations and market our services: We plan to conduct our operations and market our services primary to North American and European markets.

MARKETING AND ADVERTISING OUR SERVICES, PAGE 20

COMMENT: 21

PLEASE DESCRIBE MS. KUCHEROVA'S EXPERIENCE IN MARKETING AND ADVERTISING SERVICES, INCLUDING ONLINE SERVICES.

Response: Ms.Kucherova has prior experience in marketing and advertising service. She has no experience in online services. We have added a risk factor disclosed that statement.

GOVERNMENT REGULATION, PAGE 22

COMMENT: 22

PLEASE DESCRIBE THE NEED FOR YOU TO OBTAIN ANY GOVERNMENT APPROVAL OF YOUR PRINCIPAL PRODUCTS OR SERVICES AND THE EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS. REFER TO ITEMS 101(H)(VIII) AND (IX) OF REGULATION S-K.

Response: We are not currently subject to direct federal, state or local regulation other than regulations applicable to businesses generally or directly applicable to electronic commerce including user privacy policies, product pricing policies, Web site content and general consumer protection laws. We are subject to federal and state consumer protection laws, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices.

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
DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS, PAGE 22

COMMENT: 23

WE NOTE YOU HAVE DISCLOSED THAT MS. KUCHEROVA WORKED AT BNGE AND MARCUS EVANS. PLEASE DESCRIBE THOSE COMPANIES, INCLUDING THEIR INDUSTRIES AND SERVICES. REFER TO ITEM 401(E)(1) OF REGULATION S-K.

Response: We have described companies Ms.Kucherova has worked with:
From 2001 to 2008 Kamilya Kucherova worked as Interpreter/translator at BNGE, Ufa,Russia. BNGE principal business is translation service. Her main responsibility was Russian to English translation. From January 2009 to January 2010 Kamilia Kucherova worked as Sales Executive at Marcus Evans, London, UK. Marcus Evans is a global, multimedia corporate marketing and information company. Her responsibilities were research and cold calling to potential customers. She was responsible for sales process and for financial side of businesses cooperation including invoicing, discounts and staff commission.

COMMENT: 24

PLEASE PROVIDE SUPPORT FOR YOUR STATEMENT THAT MS. KUCHEROVA HAS "AN ESTABLISHED NETWORK OF BUSINESS CONTACTS" AND EXPLAIN HOW THOSE CONTACTS ARE RELEVANT TO YOUR BUSINESS.

Response: We have revised that Ms. Kucherova is personally acquainted with individuals in the translation business. We hope to develop a business relationship with these contacts by exchanging useful information with them and obtain client referrals. There is no guarantee that these individuals will want to co-operate, exchange information or provide client referrals to us.

PLAN OF DISTRIBUTION, PAGE 26

COMMENT: 25

YOUR DISCLOSURE IN THIS SECTION AND OTHER SECTIONS, INCLUDING THE RISK FACTORS SECTION, REPEATS INFORMATION. PLEASE NOTE THAT YOUR DISCLOSURE IS NOT ENHANCED BY REPETITION. PLEASE REVISE YOUR FILING TO LIMIT YOUR USE OF REPETITION.

Response: We have revised our filing to limit use of repetition.

COMMENT: 26

PLEASE DESCRIBE THE PROCESS BY WHICH MS. KUCHEROVA INTENDS TO OFFER YOUR SECURITIES. IN THIS REGARD, WE NOTE YOUR DISCLOSURE IN RISK FACTOR NUMBER 24 ON PAGE 11. PLEASE ALSO DESCRIBE MS. KUCHEROVA'S EXPERIENCE IN SELLING STOCK TO POTENTIAL INVESTORS, IF ANY, AND ANY RELATED RISKS TO THIS OFFERING.

Response: We have described the process by which Ms. Kucherova intends to offer our securities:

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The intended methods of offering our securities include, without limitations, telephone, and personal contact.

Ms. Kucherova has no experience in selling stock to potential investors

We have added in risk factor statement that Ms.Kuchrova has no experience in selling stock.

PROCEDURES FOR SUBSCRIBING, PAGE 27

COMMENT: 27

PLEASE REVISE TO DESCRIBE THE MANNER IN WHICH SUBSCRIBERS WILL RECEIVE THEIR SHARES.

Response: We have revised to describe the manner in which subscribers will receive their shares by adding the following disclosure:

Upon the effectiveness of the registration statement, the company plans to appoint a transfer agent and provide instructions to the transfer agent to issue certificates representing the shares and then deliver the certificates to shareholders by mail.

COMMENT: 28

WE NOTE YOUR REFERENCE TO A SUBSCRIPTION AGREEMENT. PLEASE FILE THE FORM OF SUBSCRIPTION AGREEMENT AS AN EXHIBIT TO THIS FILING. REFER TO ITEM 601(B)(10) OF REGULATION S-K.

Response: We have filed the form of subscription agreement as an exhibit to our filing.

FINANCIAL STATEMENTS, PAGE F-1

COMMENT: 29

PLEASE UPDATE THE FINANCIAL STATEMENTS AND RELATED FINANCIAL INFORMATION INCLUDED IN THE FILING, AS NECESSARY, TO COMPLY WITH RULE 8-08 OF REGULATION S-X AS OF THE DATE OF YOUR FILING.

Response: We have the financial statements and related financial information included in the filing to complied with Rule 8-08 of Regulation S-X.

PART II, PAGE II-1

ITEM 17. UNDERTAKINGS, PAGE II-2

COMMENT: 30

PLEASE REVISE TO PROVIDE THE UNDERTAKINGS REQUIRED BY ITEM 512(A)(5)(II) AND (H) OF REGULATION S-K.

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Response: We have revised to provide the undertakings required by Item
512(a)(5)(ii) and (h) of Regulation S-K.

EXHIBIT 23.2

COMMENT: 31

THE CONSENT REFERENCES AN AUDIT REPORT DATE OF DECEMBER 4, 2012; HOWEVER, THE AUDIT REPORT DATE ON PAGE F-2 IS DECEMBER 19, 2012. PLEASE CORRECT THIS IN YOUR AMENDMENT.

Response: We have corrected audit report date.

Please direct any further comments or questions you may have to the company's attorney:

Thomas E. Stepp
Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618
Phone: (949) 660-9700
Fax: (949) 660-9010
tes@stepplawgroup.com

Thank you.

Sincerely,


/s/ Kamilya Kucherova
-----------------------------
Kamilya Kucherova

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